Exhibit 1.1

Becky:

Just out this morning. Choice Hotels making a hostile offer to buy Wyndham Hotels and Resorts, in a roughly $7.8 billion takeover that would combine two of the largest operators in the budget hotel space. Choice is offering $90 a share in cash and stock, and says that it took it’s bid public after Wyndham’s decision to disengage from talks, after six months of dialogue. Choice CEO, Patrick Pacious joins us right now, and Patrick, first of all, good morning.

Patrick Pacious:

Good morning, Becky. How are you?

Becky:

Good. Let’s talk through what happened here. You’ve been speaking with Wyndham, and talking about a potential deal for six months, going back to April of this year. You started out at $80 a share in cash and stock, raised it up to $85 in cash and stock, and now have come up with what you say is your final and best offer at $90 a share. What happened, then they ghosted you?

Patrick Pacious:

Well, we engaged back, as you said, in April. We’ve had a good five, six months worth of dialogue, and then in early September we thought we had a really close agreement on the terms, and the consideration, and the price. For about a three-week period, we thought we were going to engage in a little bit of one way NDA, allowing them to diligence our company. Then at the end of September, about three weeks ago, they elected to disengage. What we really wanted to do was to have their shareholders take a look at the offer, and we’re asking the Wyndham Board and management team to reengage with us, because we feel like this was a really compelling offer for their shareholders. We think it creates a leading hotel platform that really brings a lot of value to our franchisees, and to our guests, and we think it’s a real opportunity for both sets of shareholders.

Becky:

In your release this morning, you say that they raised some questions about Choice stock. I guess this is a deal that’s... what is it, 55/45 percent cash in stock, secondly, how you’d finance the cash portion of that. How would you finance that? You’d be issuing how much debt?

Patrick Pacious:

We’ve been in conversation with two [inaudible 00:02:11] banks and we feel really confident in our ability to finance the deal, at a 55% cash offer. We also wanted to provide the Wyndham shareholders with an opportunity to participate in the combined company on a go forward basis. I think it’s important, Becky, to realize these are two really high free cash flow businesses, with a really high margin, which gives us the opportunity to de-lever pretty quickly. We’ve demonstrated that in the past. Our balance sheet today is only at a 2.6 times net leverage ratio today. We have a very healthy balance sheet, and so we believe that putting these two companies together will allow us to realize these synergies on a very quick path, and de-lever the company back to our normal target range.

Andrew:

Hey, Patrick, can we talk about the $90 a share price? The reason I raise it is clearly you went in at $80 when they were at... not an all time low, but clearly taking advantage of a particular moment in time, back in April when the stock had fallen quite... I don’t know, that we’d call it dramatically, but it had fallen. But then by the way, it was back up at $80 over the summer practically. The question is that you say $90 is your final price. I think there’s probably a lot of shareholders who’ve been in this stock, and including this Board, that’s sitting there going, “$90 doesn’t make sense.”

Patrick Pacious:

Well, I think Andrew, it’s important to note that there was a leak in the Wall Street Journal back around May 22nd, which really impacted the price of both company shares. But if you look back in the long-term, over the past five years since they’ve been a separate standalone company, we’ve had effectively a two times multiple advantage over their business. The shareholders have in their world and in our world, seen that difference in the gap of the earnings multiples that we’ve had. What we’re offering is actually to pay them something very close to our historic multiple, not theirs. We feel like it’s a very compelling offer for their shareholders, and we’d like them to reengage in a conversation with us to really open up the books a little bit, allow us to diligence each other, and see if we can get to a common understanding on price.

Becky:

Patrick, why do you think the talks fell apart? Why do you think they aren’t speaking to you now?

Patrick Pacious:

That’s a question for the Wyndham team really. I mean, I don’t want to speculate, but we’re well advised on what we think the opportunity here is, for both us and for them, for both our shareholders and our franchisees. We really feel like it’s a really compelling time to do it. There’s a lot of things that are happening in the hotel space right now, where costs for our franchisees are rising. By bringing the two companies together, we believe that through direct bookings, lower operating costs, and a much more robust rewards program, we have an opportunity to help our owners of our franchises really improve the value of their assets, and their return on investment.

Becky:

Patrick, I want to thank you for being with us this morning, jumping on the Zoom call to get us up to date, Patrick Pacious again with a hostile offer for Wyndham. Thanks for your time.